SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of: June, 2021    Commission File Number: 001-32562
STANTEC INC.
(Name of Registrant)
400 – 10220 103 Avenue NW
Edmonton, Alberta
Canada T5J 0K4
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F                   Form 40-F   X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
STANTEC INC.
Date: June 3, 2021    By:    /s/ Theresa B. Y. Jang
Name: Theresa B. Y. Jang
Title: Executive Vice President and CFO

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1 99.2 99.3	Notice of Change of Auditor Letter from Former Auditor Letter from Successor Auditor